Pflueger & Baerwald Inc.

Report Pursuant to Rule 17a-5(d)

**Financial Statements
For the Year Ended March 31, 2020**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2019** (MM/DD/YY) AND ENDING **MARCH 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Pflueger & Baerwald Inc.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 1090
(No. and Street)

San Francisco	**CA**	**94104-2725**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph B. Ruby **415-421-4171**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **Joseph B. Ruby** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **Pflueger & Baerwald Inc.** , as of **MARCH** **31,** **2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

See Attached
Acknowledgement/Jurat

_____
Public Notary

_____
Signature

President
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
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5
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_____ X _____
Signature of Document Signer No. 1

_____ ✓ _____
Signature of Document Signer No. 2 (if any)

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of **San Francisco**



TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020
NNA 1

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this **27th** day of **May**, 20**20**,
　　　　　Date　　　　　*Month*　　　　*Year*

by

(1) **Joseph B Ruby**

(and (2) _____ X _____),
　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature **Trish Casey, Notary Public**
　　　　　Signature of Notary Public

─── **OPTIONAL** ───

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: **Annual Audited Report** Document Date: **march 31, 2020**

Number of Pages: **2** Signer(s) Other Than Named Above: **X**

Pflueger & Baerwald Inc.
Financial Statements
For the Year Ended March 31, 2020

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Pflueger & Baerwald Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc. as of March 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pflueger & Baerwald Inc.'s management. Our responsibility is to express an opinion on Pflueger & Baerwald Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pflueger & Baerwald Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III (see page numbers 13, 14 & 15) have been subjected to audit procedures performed in conjunction with the audit of Pflueger & Baerwald Inc.'s financial statements. The supplemental information is the responsibility of Pflueger & Baerwald Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Pflueger & Baerwald Inc.'s auditor since 2019.

Maitland, Florida

May 27, 2020

Pflueger & Baerwald Inc.
Statement of Financial Condition
March 31, 2020

Assets

Cash	$	65,411
Receivable from clearing broker		150,914
Deposit with clearing broker		100,000
Investments, at market value		359,095
Operating leases Right-of-Use assets		224,633
Loans and advances		19,182
Prepaid expenses and other assets		51,879
Total assets	$	971,114

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	64,946
Payable to clearing broker		341
Income taxes payable		1,100
Operating lease liabilities		228,228
Total liabilities		294,615

Stockholders' equity

Common stock, $1 par value, 75,000 shares authorized,		
8000 shares issued and outstanding		8,000
Additional paid-in capital		80,000
Retained earnings		588,499
Total stockholders' equity		676,499
Total liabilities and stockholders' equity	$	971,114

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Operations
For the Year Ended March 31, 2020

Revenues

Commissions	$	564,942
Mutual Fund and 12b-1 Fees		54,726
Interest and dividend income		25,530
Net investment gains (losses)		(64,498)
Interest Sharing		152,516
Other income		14,267
Total revenues		747,483

Expenses

Employee compensation and benefits	502,417
Clearing charges	41,927
Occupancy	116,491
Professional fees	8,975
Other operating expenses	92,217
Total expenses	762,027
Net income (loss) before income tax provision	(14,544)
Income tax provision	1,100
Net income (loss)	$ (15,644)

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2019	$ 10,666	$ 250,593	$ 667,911	$ 929,170
Purchase of treasury stock	(2,666)	(170,593)	(63,768)	(237,027)
Net income (loss)	-	-	(15,644)	(15,644)
Balance at March 31, 2020	$ 8,000	$ 80,000	$ 588,499	$ 676,499

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.

Statement of Cash Flows

For the Year Ended March 31, 2020

Cash flow from operating activities:		
Net income (loss)		$ (15,644)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing broker	$ 100,607	
Investments, at market value	147,920	
Operating leases Right-of-Use assets	(224,633)	
Loans and advances	(19,182)	
Prepaid expenses and other assets	(10,715)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	25,847	
Payable to clearing broker	(308)	
Operating lease liabilities	228,228	
Total adjustments		247,764
Net cash and cash equivalents provided by (used in) operating activities		232,120
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Purchase of Treasury Stock	(237,027)	
Net cash and cash equivalents provided by (used in) financing activities		(237,027)
Net increase (decrease) in cash and cash equivalents		(4,907)
Cash and cash equivalents at beginning of year		70,318
Cash and cash equivalents at end of year		$ 65,411
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 370	
Income taxes	$ 1,100	

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pflueger & Baerwald Inc. (the "Company") was incorporated in the State of California on April 11, 1973. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a securities broker-dealer that provides several classes of services, including retailing corporate equity securities, mutual funds, municipal securities, corporate debt securities, and investment advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker includes commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of March 31, 2020. The Company uses MACRS depreciation for its books which is not considered GAAP. However, the difference between MACRS and GAAP is immaterial to the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Revenue Recognition

Significant Judgments
Revenue from contracts with customers includes commission income and revenue from the sale of Investment company shares and 12b-1 fees related to the management of these assets. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been transferred to/from the customer.

Revenue from the sale of Investment Company shares
Revenue from the sale of Investment Company shares consists primarily of the sale of mutual fund products on behalf of its customers, and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of the performance obligation, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Note 2: CASH AND CASH EQUIVALENTS

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2020, the Company had no uninsured cash balances.

Note 3: RECEIVABLE FROM CLEARING BROKER

Pursuant to its clearing agreement between Lantern Investments, Inc., ("Broker") and Pershing LLC, the Company maintains proprietary accounts that are held by Pershing LLC ("Clearing Broker"). The Clearing Broker has custody of the Company's cash balances in such accounts which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Clearing Broker protects the assets held in the proprietary accounts by including such accounts in its Proprietary Accounts of Broker-Dealers ("PAB") computation. As of March 31, 2020, the amount on deposit in proprietary accounts and receivable from the Clearing Broker was $150,914.

Note 4: DEPOSIT WITH CLEARING BROKER

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Lantern Investments, Inc. ("Broker"), clearing through Pershing LLC ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Broker and the Clearing Broker for losses, if any, which the Broker or Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, the Broker, and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a Deposit Account with the Broker, held by the Clearing Broker to further assure the Company's performance of its obligations under the clearing agreement. The balance at March 31, 2020 in the Deposit Account was $100,000.

Note 5: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of corporate equities. Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At March 31, 2020, these securities are carried at their fair market value of $359,095. Accounting for the mark-to-market on proprietary accounts is included in the Statement of Operations as net investment losses of $64,498.

Note 6: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State - California	800	-	800
State - Vermont	300	-	300
Total income tax expense (benefit)	$ 1,100	$ -	$ 1,100

The income tax provision consists of the California Franchise Tax Board minimum tax of $800 and the Vermont minimum tax of $300. The Company has available at March 31, 2020, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $22,817. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operated in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2020, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 7:   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8:   PROFIT-SHARING PLAN

The Company operated a retirement and profit-sharing plan for full-time employees as a Safe Harbor 401(k) Plan through the year ended March 31, 2020 and an amount equal to three percent of eligible employee compensation, subject to statutory limitations, was contributed to each eligible participant's account. Participants immediately vested at a rate of 100% on such contributions. The Company incurred an expense of $12,237 in Safe Harbor 401(k) Plan contributions to the plan during the year ended March 31, 2020. The Plan was terminated effective March 31, 2020. All Plan participants elected to receive direct rollover contributions of their Plan balances to their Individual Retirement Accounts and all such distributions were completed prior to March 31, 2020.

Note 9:   FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.

Note 9: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

Level 3 are unobservable inputs for the assets or liability and rely on managements' own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Fund's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2020.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments, at Market Value	$ 359,095	$ 359,095	$ -	$ -
Total	$ 359,095	$ 359,095	$ -	$ -

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of March 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets	$224,633
Operating lease liabilities	228,228

Note 10: COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2020 or during the year then ended.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2020 or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items ($0) arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate debit items change day to day, but on March 31, 2020, the Company had net capital of $551,574 which was $301,574 in excess of its required net capital of $250,000.

Pflueger & Baerwald Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2020

Computation of net capital		
Common stock	$ 8,000	
Additional paid-in capital	80,000	
Retained earnings	588,499	
Total stockholders' equity		$ 676,499
Less: Non-allowable assets		
Loans and advances	(19,182)	
Prepaid expenses and other assets	(51,879)	
Total non-allowable assets		(71,061)
Net capital before haircuts		605,438
Less: Haircuts on securities		
Haircut on marketable securities	(53,864)	
Total haircuts on securities		(53,864)
Net capital		551,574
Computation of net capital requirements		
Minimum net capital requirements		
2 percent of combined aggregate debit items of $0	$ -	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 301,574
Net capital in excess of 120 percent of minimum net capital requirement		$ 251,574

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2020.

See report of independent registered public accounting firm

Pflueger & Baerwald Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2020

A computation of reserve requirements is not applicable to Pflueger & Baerwald Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pflueger & Baerwald Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2020

Information relating to possession or control requirements is not applicable to Pflueger & Baerwald Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Pflueger & Baerwald Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pflueger & Baerwald Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pflueger & Baerwald Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Pflueger & Baerwald Inc. stated that Pflueger & Baerwald Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pflueger & Baerwald Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pflueger & Baerwald Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

May 27, 2020

PFLUEGER & BAERWALD INC.
INVESTMENTS

220 Sansome Street, Suite 1090
San Francisco, California 94104-2725
(415) 421-4171

Assertions Regarding Exemption Provisions

We, as members of management of Pflueger & Baerwald Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ending March 31, 2020.

Pflueger & Baerwald Inc.

By:

Joseph B. Ruby, President

5/7/20
Date



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors Pflueger & Baerwald Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules and related supplemental guidance, which are enumerated below, and were agreed to by Pflueger & Baerwald Inc. and the SIPC, solely to assist you and SIPC in evaluating Pflueger & Baerwald Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2020. Pflueger & Baerwald Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, Pflueger & Baerwald Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Pflueger & Baerwald Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida
May 27, 2020

Pflueger & Baerwald Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2020

	Amount
Total assessment	$ 1,044
SIPC-6 general assessment Payment made on October 16, 2019	(451)
SIPC-7 general assessment Payment made on April 14, 2020	(593)
Total assessment balance (overpayment carried forward)	$ -

See Accountant's Report on the SIPC Annual Assessment